

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 24, 2008

Via U.S. Mail

Guy Nissenson
President and Chief Executive Officer
Xfone, Inc.
5307 W. Loop 289
Lubbock, Texas 79414

>   **RE: Xfone, Inc.**
>   **Form 10-K for the Year ended December 31, 2007**
>   **File No. 1-32521**
>   **Filed March 31, 2008 and amended on April 15, 2008**
>
>   **Form 8-K/A filed on April 16, 2008**

Dear Mr. Nissenson:

   We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial statements

Report of independent accountants, page F-1

1.   Since your auditor made reference to the work of another auditor, you should include the auditor's report on Xfone 018 in the Form 10-K for the year ended December 31, 2007 and in the S-1 filed on April 17, 2008. Please revise.

Note 2 Significant accounting policies

        M. Goodwill and indefinite lived purchased intangible assets, page F-17

2.   With a view toward disclosure, tell us in more detail the two-step process for the recognition and measurement of an impairment loss for goodwill. In this regard, also tell us what your reporting units are, how you allocated goodwill amongst the reporting units and the method used to determine the fair value of each reporting unit.

3.   In future filings provide the disclosures required by paragraph 45 c of SFAS 142. Also, disclose the goodwill amount separately on the face of the balance sheet in accordance with paragraph 43 of SFAS 142.

Form 8-K/A filed on April 16, 2008-Exhibit 99.3

4.   It is unclear to us why you reduced depreciation and amortization in the pro forma statement of operations and the related increase in fixed assets at December 31, 2007. Explain to us in detail the nature of adjustment (d) on page 2 and adjustment (a) on page 4 of the pro forma financial statements.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director